UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                         UNIVERSAL FOOD AND BEVERAGE CO.
                  ---------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                  ---------------------------------------------
                         (Title of Class of Securities)


                                    913513107
                  ---------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No.: 913513107                                          Page 2 of 11 Pages
.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      MAGNETAR FINANCIAL LLC
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

       Delaware
.................................................................................
               5.    Sole Voting Power              None
Number of      .................................................................
Shares         6.    Shared Voting Power            5,969,816 /1/
Beneficially   .................................................................
Owned by Each  7.    Sole Dispositive Power         None
Reporting      .................................................................
Person With    8.    Shared Dispositive Power       5,969,816 /1/
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,969,816 /1/
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.99% based on 59,757,921 total shares outstanding as of April 18,
      2007. /1/
.................................................................................
12.   Type of Reporting Person:

      IA; OO

--------------------------------

/1/ This figure includes 360,809 Shares that the Reporting Person is entitled to obtain upon exercise of warrants and convertible notes to purchase the Shares. In addition, the Reporting Person owns warrants, convertible preferred shares and convertible notes to purchase an additional 59,920,186 Shares held for the account of Magnetar Capital Master Fund. The warrants, convertible notes and convertible preferred shares, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising (i) the warrants and convertible notes to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding and (ii) the convertible preferred shares to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a).

                                  SCHEDULE 13G

CUSIP No.: 913513107                                          Page 3 of 11 Pages
.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      MAGNETAR CAPITAL PARTNERS LP
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
               5.    Sole Voting Power              None
Number of      .................................................................
Shares         6.    Shared Voting Power            5,969,816 /1/
Beneficially   .................................................................
Owned by Each  7.    Sole Dispositive Power         None
Reporting      .................................................................
Person With    8.    Shared Dispositive Power       5,969,816 /1/
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,969,816 /1/
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.99% based on 59,757,921 total shares outstanding as of April 18,
      2007. /1/
.................................................................................
12.   Type of Reporting Person:

      HC; OO


--------------------------------
/1/ This figure includes 360,809 Shares that the Reporting Person is entitled to obtain upon exercise of warrants and convertible notes to purchase the Shares. In addition, the Reporting Person owns warrants, convertible preferred shares and convertible notes to purchase an additional 59,920,186 Shares held for the account of Magnetar Capital Master Fund. The warrants, convertible notes and convertible preferred shares, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising (i) the warrants and convertible notes to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding and (ii) the convertible preferred shares to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a).

                                  SCHEDULE 13G

CUSIP No.: 913513107                                          Page 4 of 11 Pages
.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      SUPERNOVA MANAGEMENT LLC
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
               5.    Sole Voting Power              None
Number of      .................................................................
Shares         6.    Shared Voting Power            5,969,816 /1/
Beneficially   .................................................................
Owned by Each  7.    Sole Dispositive Power         None
Reporting      .................................................................
Person With    8.    Shared Dispositive Power       5,969,816 /1/
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,969,816 /1/
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.99% based on 59,757,921 total shares outstanding as of April 18,
      2007. /1/
.................................................................................
12.   Type of Reporting Person:

      HC; OO

--------------------------------
/1/ This figure includes 360,809 Shares that the Reporting Person is entitled to obtain upon exercise of warrants and convertible notes to purchase the Shares. In addition, the Reporting Person owns warrants, convertible preferred shares and convertible notes to purchase an additional 59,920,186 Shares held for the account of Magnetar Capital Master Fund. The warrants, convertible notes and convertible preferred shares, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising (i) the warrants and convertible notes to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding and (ii) the convertible preferred shares to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a).

                                  SCHEDULE 13G

CUSIP No.: 913513107                                          Page 5 of 11 Pages
.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ALEC N. LITOWITZ
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      United States of America
.................................................................................
               5.    Sole Voting Power              None
Number of      .................................................................
Shares         6.    Shared Voting Power            5,969,816 /1/
Beneficially   .................................................................
Owned by Each  7.    Sole Dispositive Power         None
Reporting      .................................................................
Person With    8.    Shared Dispositive Power       5,969,816 /1/
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,969,816 /1/
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.99% based on 59,757,921 total shares outstanding as of April 18,
      2007. /1/
.................................................................................
12.   Type of Reporting Person:

      HC

--------------------------------
/1/ This figure includes 360,809 Shares that the Reporting Person is entitled to obtain upon exercise of warrants and convertible notes to purchase the Shares. In addition, the Reporting Person owns warrants, convertible preferred shares and convertible notes to purchase an additional 59,920,186 Shares held for the account of Magnetar Capital Master Fund. The warrants, convertible notes and convertible preferred shares, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising (i) the warrants and convertible notes to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding and (ii) the convertible preferred shares to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a).

                                                              Page 6 of 11 Pages

Item 1(a).        Name of Issuer:

                  Universal Food and Beverage Co. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3830 Commerce Drive
                  St. Charles, Illinois 60174

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Magnetar Financial LLC ("Magnetar Financial");

                  ii)  Magnetar Capital Partners LP ("Magnetar Capital
                  Partners");

                  iii) Supernova Management LLC ("Supernova Management"); and

                  iv)  Alec N. Litowitz ("Mr. Litowitz").

                  This Statement relates to Shares (as defined herein) and warrants, and convertible notes, to acquire Shares held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"). Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers' Act"). Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).        Citizenship:

                  i)   Magnetar   Financial  is  a  Delaware  limited  liability
                  company;

                  ii)  Magnetar   Capital   Partners   is  a  Delaware   limited
                  partnership;

                  iii) Supernova Management is a Delaware limited liability company; and

                  iv) Mr. Litowitz is a citizen of the United States of America.

                                                              Page 7 of 11 Pages

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Shares")

Item 2(e).        CUSIP Number:

                  913513107

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) [ ] Broker or dealer  registered  under  Section 15 of the
                          Exchange Act.

                  (b) [ ] Bank as  defined in  Section  3(a)(6) of the  Exchange
                          Act.

                  (c) [ ] Insurance  company as defined in Section  3(a)(19)  of the Exchange Act.

                  (d) [ ] Investment  company  registered under Section 8 of the
                          Investment Company Act.

                  (e) [X] An  investment   adviser  in   accordance   with  Rule
                          13d-1(b)(1)(ii)(E);

                  (f) [ ] An  employee   benefit  plan  or  endowment   fund  in
                          accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g) [ ] A  parent   holding   company  or  control  person  in
                          accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings  association  as defined in Section  3(b) of the Federal Deposit Insurance Act.

                  (i) [ ] A church plan that is excluded from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2007 each of Magnetar  Financial,  Magnetar
Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 5,969,816 Shares and warrants and convertible notes to purchase Shares held for the account of Magnetar Capital Master Fund. This figure excludes additional warrants, convertibles notes and convertible preferred shares to purchase 59,920,186 Shares held for the account of Magnetar Capital Master Fund which are subject to so-called "blocker" provisions prohibiting the holder from exercising (i) the warrants and convertible notes to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding and (ii) the convertible preferred shares to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 9.99% of the total number of Shares outstanding.

                                                              Page 8 of 11 Pages

Item 4(c)         Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                      5,969,816 /1/

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:         5,969,816 /1/

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                      5,969,181 /1/

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:         5,969,181 /1/

--------------------------------
/1/ This figure includes 360,809 Shares that the Reporting Person is entitled to obtain upon exercise of warrants, and convertible notes to purchase the Shares. In addition, the Reporting Person owns warrants convertible preferred shares and convertible notes to purchase an additional 59,920,186 Shares held for the account of Magnetar Capital Master Fund. The warrants, convertible notes and convertible preferred shares, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising (i) the warrants and convertible notes to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding and (ii) the convertible preferred shares to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a).

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 9 of 11 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP,
                                         As Sole Member


                                     By: /s/ Alec N. Litowitz
                                        ----------------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager of Supernova Management
                                             LLC, as General Partner of Magnetar
                                             Capital Partners LP


Date: February 13, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By: /s/ Alec N. Litowitz
                                        ----------------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager of Supernova Management
                                             LLC, as General Partner of Magnetar
                                             Capital Partners LP


Date: February 13, 2008              SUPERNOVA MANAGEMENT LLC


                                     By: /s/ Alec N. Litowitz
                                        ----------------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager


Date: February 13, 2008              ALEC N. LITOWITZ

                                     /s/ Alec N. Litowitz
                                     ------------------------------

                                                             Page 10 of 11 Pages

                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A.    Joint Filing Agreement, dated February 13, 2008 by and among
      Magnetar Financial LLC, Magnetar Capital Partners LP,
      Supernova Management LLC, and Alec N. Litowitz.............            11

                                                             Page 11 of 11 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Universal Food and Beverage Co. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 13, 2008              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP,
                                         As Sole Member


                                     By: /s/ Alec N. Litowitz
                                        ----------------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager of Supernova Management
                                             LLC, as General Partner of Magnetar
                                             Capital Partners LP


Date: February 13, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By: /s/ Alec N. Litowitz
                                        ----------------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager of Supernova Management
                                             LLC, as General Partner of Magnetar
                                             Capital Partners LP


Date: February 13, 2008              SUPERNOVA MANAGEMENT LLC


                                     By: /s/ Alec N. Litowitz
                                        ----------------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager


Date: February 13, 2008              ALEC N. LITOWITZ

                                     /s/ Alec  N. Litowitz
                                     ------------------------------